UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 1, 2003

Commonwealth Bank of Australia-ACN 123 123 124

(Translation of registrant’s name into English)

Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☒  No☐

Documents Furnished By the Registrant

1. Press Release of the Registrant dated August 1, 2003

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Bank of Australia

Date: August 1, 2003	/s/ John Damien Hatton
	Name:	John Damien Hatton

	Title:	Company Secretary

Secretariat

GPO Box 2719
Sydney NSW 1155

1 August 2003

Commonwealth Bank of Australia
Announcement

CBA today announced execution of a USD550m Tier 1 Hybrid security. The security has a coupon of 5.805%, producing an all-in cost for the Bank of better than 100bp over the Bank’s floating rate cost of funds. The Bank is very pleased with the outcome, and increased the deal size by 10% from its USD500m target. The Perpetual securities are callable on 30 June 2015, subject to the approval of APRA.

This press release does not constitute an offer of any securities for sale. The securities offered will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

For further information:

Carolyn Kerr
Executive General Manager, Investor Relations
Tel: 02 9378 5130